EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2021 Financial Results

BEIJING, China, May 25, 2021 (GLOBE NEWSWIRE) -- UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2021.

“We are pleased to announce that our Company delivered strong growth in revenue, profits, and client assets in the first quarter of 2021”, stated Mr. Wu Tianhua, CEO and Director of UP Fintech. Total revenues were US$81.3 million, a 255.5% increase from the first quarter of 2020, and were bolstered by solid increases in commissions, interest income, and revenues derived from our corporate business. The profitability of our Company continued to improve as net income attributable to UP Fintech in the first quarter was US$21.1 million, a significant improvement from net loss of US$0.2 million in the first quarter of 2020, and Non-GAAP net income attributable to UP Fintech in the first quarter was US$23.5 million, 22.1 times that of the first quarter of 2020.”

Due to our expanding geographic footprint and rich range of services, the total number of accounts as well as the total account balance achieved notable milestones. We added over 117,000 funded accounts, and the aggregate value of assets clients allocated to our platform surpassed US$21.4 billion. Total trading volume also surged past US$123.8 billion dollars, nearly triple the same period in 2020.

The growth in our corporate businesses accelerated in the first quarter. Market adoption of our ESOP service has been phenomenal; we added 41 clients in the first quarter and now serve 165 in total. On the investment banking side, in the first quarter we participated in 14 IPOs, of which we underwrote eight. Most notably, our U.S. subsidiary served as the lead bank in an IPO for the first time. In just over two short years, we have become a leading underwriter for assisting new economy corporate clients raise financing on international capital markets and we look forward to serving them with the wide range of capabilities integrated into our fintech ecosystem.

Finally, our innovative platform is attracting new investors across a diverse range of countries. We continue to gain momentum in the Singapore market and added new features to our suite of trading products available for local clients, namely U.S. over the counter (OTC) equities, Daily Leverage Certificates, as well as our digital wealth management product, The Fund Mall, which empowers investors to allocate their capital across a rich range of global mutual funds that span numerous countries and asset classes. Going forward we intend to continue enhancing the functionality of our platform for our investors, augmenting our comprehensive capability to serve corporate clients, and executing on our global expansion strategy.

Financial Highlights for First Quarter 2021

  Total revenues increased 255.5% year-over-year to US$81.3 million.
  Total net revenues increased 245.7% year-over-year to US$75.7 million.
  Net income increased to US$21.1 million from net loss of US$0.5 million in the same quarter of last year.
  Net income attributable to UP Fintech increased to US$21.1 million from net loss of US$0.2 million in the same quarter of last year.
  Non-GAAP net income attributable to UP Fintech increased to US$23.5 million, compared to US$1.1 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2021

  Total account balance increased 289.8% year-over-year to US$21.4 billion.
  Total margin financing and securities lending balance increased 177.3% year-over-year to US$2.3 billion.
  Total number of customers with deposits increased 180.4% year-over-year to 376.0K.

Selected Operating Data for First Quarter 2021

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
In 000's
Number of customer accounts	743.3	1,104.1	1,400.2
Number of customers with deposits	134.1	258.7	376.0

In USD millions
Trading volume	44,109.9	65,449.4	123,831.5
Total account balance	5,493.9	15,956.9	21,414.6

First Quarter 2021 Financial Results

REVENUES

Total revenues were US$81.3 million, up 255.5% from US$22.9 million in the same quarter of last year.

Commissions were US$52.9 million, up 277.2% from US$14.0 million in the same quarter of last year, driven by an increase in our user base and favorable market backdrop.

Financing service fees were US$2.2 million, up 36.3% from US$1.6 million in the same quarter of last year, primarily due to an increase in margin trading balance.

Interest income was US$15.6 million, up 228.6% from US$4.8 million in the same quarter of last year. This was also due to an increase in our user base and margin activities.

Other revenues were US$10.5 million, up 330.5% from US$2.4 million in the same quarter of last year, primarily due to the growth of our underwriting business and currency exchange service.

Interest expense was US$5.5 million, an increase of 480.2% from US$1.0 million in the same quarter of last year, primarily due to an increase in our user base and margin activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$46.7 million, an increase of 131.1% from US$20.2 million in the same quarter of last year.

Execution and clearing expenses were US$8.2 million, an increase of 365.9% from US$1.8 million in the same quarter of last year, due to an increase in user base and trading volume.

Employee compensation and benefits expenses were US$16.5 million, an increase of 57.5% from US$10.5 million in the same quarter of last year, primarily due to a headcount increase to accompany the rapid growth of the business.

Occupancy, depreciation and amortization expenses were US$1.2 million, a slight increase of 4.6% from US$1.2 million in the same quarter last year.

Communication and market data expenses were US$4.0 million, an increase of 116.1% from US$1.8 million in the same quarter last year, due to rapid user growth and expanded market data usage.

Marketing and branding expenses were US$12.8 million, an increase of 371.3% from US$2.7 million in the same quarter last year. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative expenses were US$4.1 million, an increase of 77.6% from US$2.3 million in the same quarter last year, primarily due to increased professional services expenses resulting from business expansion.

NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$21.1 million, as compared to a net loss of US$0.2 million in the same quarter of last year. Net income per ADS – diluted was US$0.143, as compared to a net loss per ADS – diluted of US$0.001 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and impairment loss from equity investments, was US$23.5 million, as compared to a US$1.1 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.159, as compared to a non-GAAP net income per ADS – diluted of US$0.007 in the same quarter of last year.

For the first quarter of 2021, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 147,364,386. As of March 31, 2021, the Company had a total of 2,145,193,351 Class A and B ordinary shares outstanding, or the equivalent of 143,012,890 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2021, the Company's cash and cash equivalents and term deposits were US$193.4 million, compared to US$98.4 million as of December 31, 2020.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on May 25, 2021, U.S. Eastern Time (8:00 PM on May 25, 2021 Beijing/Hong Kong Time).

Participants may register for the conference call by navigating to: http://apac.directeventreg.com/registration/event/7164159

Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and registrant id. The conference ID: is 7164159

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through June 2, 2021.
Dial-in numbers for the replay are as follows:
International: +61-2-8199-0299
Passcode: 7164159
A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS – diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation, impairment loss from equity investment and fair value change from convertible bonds have been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2021. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact
Clark S. Soucy
UP Fintech Holding Limited
Email: ir@itiger.com

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March 31,
	2020	2021
	US$	US$
Assets:
Cash and cash equivalents	79,652,897	174,696,373
Cash-segregated for regulatory purpose	867,946,754	2,312,040,145
Term deposits	18,698,143	18,680,327
Receivables from customers (net of allowance of US$91,788 and US$99,914 as of December 31, 2020 and March 31, 2021)	372,215,645	527,378,775
Receivables from brokers, dealers, and clearing organizations:
Related party	764,318,932	1,121,259,847
Others	32,547,428	66,554,710
Financial instruments held, at fair value	562,536	1,297,967
Prepaid expenses and other current assets	11,214,430	11,110,946
Amounts due from related parties	5,065,222	6,094,568
Total current assets	2,152,221,987	4,239,113,658
Non-current assets:
Right-of-use assets	7,280,763	6,778,316
Property, equipment and intangible assets, net	9,693,034	10,202,296
Goodwill	2,421,403	2,421,403
Long-term investments	6,480,951	5,833,982
Other non-current assets	4,299,246	4,003,638
Deferred tax assets	9,919,967	9,393,173
Total non-current assets	40,095,364	38,632,808
Total assets	2,192,317,351	4,277,746,466
Current liabilities:
Payables to customers	1,696,164,267	3,674,857,572
Payables to brokers, dealers and clearing organizations:
Related party	218,574,120	148,690,781
Others	5,135,941	105,179,152
Accrued expenses and other current liabilities	27,138,201	37,655,905
Deferred income-current	844,558	816,892
Lease liabilities-current	3,514,592	3,551,882
Total current liabilities	1,951,371,679	3,970,752,184
Convertible bonds
Related party	-	29,965,160
Others	-	13,983,742
Deferred income-non-current	1,565,843	1,364,420
Lease liabilities- non-current	3,692,701	3,093,984
Total liabilities	1,956,630,223	4,019,159,490
Shareholders’ equity:
Class A ordinary shares	17,944	18,301
Class B ordinary shares	3,376	3,151
Additional paid-in capital	291,827,379	293,906,617
Statutory reserve	2,663,551	2,663,551
Accumulated deficit	(59,579,495)	(38,523,167)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	2,927,192	2,691,342
Total shareholders’ equity	235,687,128	258,586,976
Total liabilities and shareholders’ equity	2,192,317,351	4,277,746,466

__________________________________________________________________________________________________________________________

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	US$	US$	US$
Revenues(a):
Commissions	14,021,149	25,237,560	52,894,103
Interest related income
Financing service fees	1,642,942	1,579,264	2,239,870
Interest income	4,757,724	11,682,806	15,631,913
Other revenues	2,441,646	8,736,450	10,511,488
Total revenues	22,863,461	47,236,080	81,277,374
Interest expense(a)	(953,615)	(4,341,848)	(5,532,690)
Total Net Revenues	21,909,846	42,894,232	75,744,684
Operating costs and expenses:
Execution and clearing(a)	(1,763,111)	(4,165,559)	(8,213,722)
Employee compensation and benefits	(10,452,029)	(15,549,026)	(16,462,536)
Occupancy, depreciation and amortization	(1,161,367)	(1,273,780)	(1,215,248)
Communication and market data	(1,829,783)	(3,916,530)	(3,953,961)
Marketing and branding	(2,716,486)	(6,538,162)	(12,803,374)
General and administrative	(2,281,658)	(4,838,561)	(4,051,434)
Total operating costs and expenses	(20,204,434)	(36,281,618)	(46,700,275)
Other (expense)/income:
Others, net	(1,257,690)	377,953	(964,699)
Income before income tax	447,722	6,990,567	28,079,710
Income tax (expenses)/benefits	(906,515)	2,434,661	(7,023,382)
Net (loss)/income	(458,793)	9,425,228	21,056,328
Less:
Net (loss)/income attributable to redeemable non-controlling interests	(305,715)	930,589	-
Net (loss)/income attributable to UP Fintech Holding Limited	(153,078)	8,494,639	21,056,328

Other comprehensive income/(loss), net of tax:
Unrealized gain on available-for-sale investments	-	41,149	-
Changes in cumulative foreign currency translation adjustment	723,991	2,106,619	(235,850)
Total Comprehensive income	265,198	11,572,996	20,820,478

Net (loss)/income per ordinary share:
Basic	(0.000)	0.004	0.010
Diluted	(0.000)	0.004	0.010
Net (loss)/income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	(0.001)	0.060	0.148
Diluted	(0.001)	0.059	0.143
Weighted average number of ordinary shares used in calculating net (loss)/income per ordinary share:
Basic	2,118,759,654	2,120,016,218	2,128,130,208
Diluted	2,143,712,304	2,167,541,257	2,210,465,791

(a)   Includes the following revenues, costs and expenses resulting from transactions with related parties for the three months ended March 31, 2021:

For the three months ended
March 31,
2021
US$
Revenues:
Commissions	13,334,528
Interest related income
Financing service fees	2,239,870
Interest income	9,281,680
Other revenues	5,957,010
Interest expense	(4,259,765)

Execution and clearing	(5,908,113)

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2020				For the three months ended December 31, 2020				For the three months ended March 31, 2021
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

		1,217,014	(1)			1,616,918	(1)			1,799,208	(1)
		-	(2)			150,978	(2)			600,000	(2)
		-	(3)			-	(3)			29,870	(3)
Net (loss)/income attributable to UP Fintech Holding Limited	(153,078)	1,217,014		1,063,936	8,494,639	1,767,896		10,262,535	21,056,328	2,429,078		23,485,406

Net (loss)/income per ADS -diluted	(0.001)			0.007	0.059			0.071	0.143			0.159
Weighted average number of ADSs used in calculating diluted net (loss)/income per ADS	141,250,644			142,914,154	144,502,750			144,502,750	147,364,386			147,364,386
(1) Share-based compensation.
(2) Impairment loss from equity investments
(3) Fair value change from convertible bonds